SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Summary Annual Report – accounting year of 2020 and January to March 2021

Committee of Audit and Risk of Eletrobras companies

1. Introduction

This detailed annual report is based on Article 31-D of CVM Normative Instruction No. 308, dated March 14, 1999, as well as on subsection xli of Item 5.1 of the Bylaws of the Audit and Risk Committee created by the Articles of Incorporation (RICAE) of Eletrobras companies, hereinafter referred to as CAE, and its purpose is to report the main activities, results, conclusions, and recommendations of this advisory body for the accounting year ended in 2020.

It should be noted that this report is innovative compared to the previous one as it includes in its scope the main activities, results, conclusions, and recommendations of CAE for the months of January, February, and March (until Mar 18) of the year started in 2021, in order to cover the entire period of CAE's works until the final analysis of the publishing of the annual financial statements for the year ended on December 31, 2020.

Thus, as from its subsequent edition, the Committee's annual report will no longer cover the activities undertaken in the previous calendar year from January 01 to December 31, but the time lapse pertaining to CAE's works throughout the cycle of follow-up, monitoring, and analysis of Eletrobras' quarterly and annual financial statements for the year ended December 31, 2021, the period of which will extend from April 2021 to March 2022.

This report also: (a) aims to fulfill Article 9, Sole Paragraph of Normative Instruction No. 481, dated December 17, 2009, upon submission of the Committee's opinion on the financial statements; (b) intends to highlight the periodicity of the meetings held in the accounting year of 2020 by the Audit and Risk Committee created by the Articles of Incorporation, in addition to explaining some aspects about the composition and the requirements set forth under Law 13303/2016, hereinafter referred to as Public Corporations Act.

2. Background

The Audit and Risk Committee created by the Articles of Incorporation, directly connected to Eletrobras' Board of Directors, has the purpose of advising Eletrobras' Board of Directors and the Boards of Directors of CGT-Eletrosul, Chesf, Eletronuclear, Eletropar, Eletronorte, Furnas and Amazonas GT on the fulfillment of their guidance and senior management duties, including, without limitation, the analysis and issuance of recommendations on the internal audit, accounting and independent audit, oversight, risks to be undertaken by the Company, internal controls, risk management, and financial management, in order to ensure higher efficiency and effectiveness of the Board of Directors' decisions relating its area of activity.

In this sense, CAE exercises its assignments in a unified manner by advising the boards of directors of Eletrobras and subsidiaries, in accordance with Article 24, subsection V of Decree No. 8945/2016, abiding by the applicable laws, and the rules approved by the Board of Directors of Eletrobras, including the Annual Work Plan.

At the 863th meeting of the Board of Directors of Eletrobras held on May 11, 2020, said collective body approved the election of Mr. Luiz Carlos Nannini for member of the Audit and Risk Committee created by

the Articles of Incorporation – CAE, to hold office for 2 (two) years, expected to end on May 11, 2022. Mr. Luiz Carlos Nannini took office in CAE on May 13, 2020.

Since then, the Committee has been composed of five (5) members, three (3) out of which are members of the holding company's Board of Directors and two (2) are external members.

For further background of the opening and structure of the CAE's works until the accounting year of 2019, please refer to Item 2 of the Annual Detailed Report - accounting year of 2019.

3. Composition

The Board of Directors shall be responsible for electing, among the Committee members, its Coordinator. According to the amendment to the bylaws performed in December 2019, the Committee is responsible for electing any Coordinator substitute in the events of absences or temporary impediments.

The following independent members set up the CAE, from January 2020 to March 2021:

CAE's Composition – year of 2020 until March 2021

Name	Position	Jan./01/2020 until May/10/2020	May/11/2020 until Mar./18/2021
Mauro Gentile Rodrigues da Cunha	Independent Director and Coordinator of CAE	✓	✓ (first reinstatement: May 18, 2020)
Luís Henrique Bassi Almeida	External Independent Member	✓	✓ (first reinstatement: February 22, 2021)
Felipe Villela Dias	Independent Director	✓	✓
Daniel Alves Ferreira	Independent Director	✓	✓
Luiz Carlos Nannini	External Independent Member	X	✓ (start of office: May 11, 2020)

It should be noted that all current members of CAE meet the independence criteria established in Article 22, Paragraph 1, of Law 13303 dated June 30, 2016 and in Article 31-C, Paragraph 2, of CVM Instruction No. 308 dated May 14, 1999, as amended by CVM Instruction No. 509 dated November 16, 2011, as well as

the independence criteria required by the Brazilian Institute of Corporate Governance - IBGC. and U.S. laws, as applicable to Eletrobras.

4. Internal Regulations

CAE's Bylaws remain structured under the following chapters: I - Object and Purpose; II - Composition, Compensation and Expenses; III - Investiture, Office and Term of Office Requirements; IV - Committee's Supporting Structure; V - Assignments; VI - Meetings; VII - Responsibilities and Duties of Committee Members; VIII - Annual Performance Evaluation of the Committee; IX - Amendment, Interpretation and Publication of RI; and X - Transitional Provisions.

It is available at the website of Eletrobras (www.eletrobras.com.br).

5. Work Plan

The CAE's work plan for the accounting year of 2020 was approved by the Board of Directors of Eletrobras through Deliberation no. 243, dated December 17, 2019. Once more, such plan provided for the purpose of the Audit and Risk Committee created by the Articles of Incorporation to advise the Board of Directors of the holding company and those of Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronuclear, Eletrobras Eletronorte, Eletrobras CGT-Eletrosul, Eletrobras Eletropar and Eletrobras Amazonas GT.

The said Plan also established: (i) CAE's rules of operation in the subsidiaries, including a schedule, procedural flow and a schedule for unified performance before the subsidiaries; (ii) that each technical support unit of the holding company should perform, according to a given hierarchy, as coordinator for the controlled companies' supporting units, keeping integrated communication with such controlled companies, and directly reporting to the Committee; (iii) the submission to CAE, by the Subsidiaries' boards of directors, in a timely manner and by means of their respective governance/general offices, of the agendas of all meetings to be held, in order to enable the Committee to follow up on businesses deliberated and known by the controlled companies' boards of directors, pursuant to Item 7.7 of the Plan; and (iv) rules of procedural communication flow for demands put forward within CAE, in the controlled companies, and those pertaining to advisory of the subsidiaries' Boards, as per chapter IV.

The Committee's work routine, provided for in the "Annex" section, an integral part of the Plan, is divided into two blocks: I - Follow-up on recurring and integrated subjects within the holding company; and II - Committee's Unified Performance to the subsidiaries.

As a subsequent event, in December 2020, the Committee spotted: (i) the need to review the periodicity of some follow-up/monitoring items, with a view to rationalizing the scope and frequency of the topics referred to the CAE; (ii) the need to update the terms of the draft Work Plan, in order to include the subsidiary CGT-Eletrosul (owing to the merger of Eletrosul by CGTEE), and to replace the term "board members" with "members," given that external members started serving on the Committee, pursuant to the applicable RICAE.

Among the main changes highlighted, can be mentioned:

- Establishment of new deadlines and schedule for analysis and approval of the PAINT and RAINT drafts;
- Follow-up and approval of the budget of the divisions connected to the Eletrobras Board of Directors;
- Planning for evaluating and agreeing on goals for managers of divisions connected to the Eletrobras' Board of Directors;
- Detailing of the Risk Management reporting schedule;
- Forecast of receipt of all payments made to external auditor within the Eletrobras Group;
- Inclusion of a specific item to follow up strategic monitoring guidelines, objectives, and initiatives;
- Forecast of quarterly periodicity to follow up the management of litigation liabilities, with a focus on compulsory and labor loans;
- Forecast of quarterly periodicity to follow up the activities and reports of the Management and Complaints Investigation Division;
- Inclusion of a specific item to analyze the assurance report of Eletrobras' Annual Report; and
- Inclusion of a specific item to follow up the effectiveness of the system of controls on transactions with related parties.

The presidents of the subsidiaries' Boards of Directors were informed, by means of a letter signed by the CAE Coordinator, about the main changes introduced in the Plan, and CAE requested their internalization, pursuant to Item 7.6 of the Plan, and in keeping with Article 16, Paragraph 1, of Law 3890-A, dated April 25, 1961.

6. Structure of Governance Office

In addition to the support by the Governance Office, staffed by one Governance Secretary (lawyer), one higher-level analyst (manager with legal education, as of August 01, 2019), and one executive secretary, CAE also has legal and technical support from the Board Advisor, appointed by way of Deliberation No. 131, dated June 29, 2018, which also provided administrative and operating support to the Board's Governance Office on the appropriate performance of assignments, as established under the Board of Directors' Bylaws and the Bylaws of the Audit and Risk Committee created by the Articles of Incorporation – CAE.

Thus, the supporting structure for CA, CAE, and the other committees currently has three (3) civil servants with higher education, two of them legal practitioners and one business administrator, in addition to one executive secretary.

The Governance Secretary, Bruno Klapper Lopes, and the Board Advisor, Fernando Khoury Francisco Junior, are responsible for technically and legally assisting the Committee, including in the preparation of this report.

7. Communication of CAE with the Holding's Board of Directors and that of Subsidiaries

The Committee's productive and proactive performance allowed greater security and reliability to the Board of Directors' decision-making process, chiefly for matters pertaining to risks and analyses of economic and financial nature.

Each Board of Directors' meeting of the holding company has a specific block dedicated to the reporting of the activities of each advisory committee, led by the respective coordinator. At that moment, the coordinators not only report the work performed by the committee within the month, but also state positions and opinions regarding related matters for deliberation.

Throughout the calendar year of 2020 and in the months January through March 2021, since its installation, the Committee has monthly reported to the Board of Directors of Eletrobras on the progress of its works, expressing opinions and making recommendations on various subjects within its jurisdiction. When necessary, CAE also requested specific efforts by the Board on certain matters. The Committee also made recommendations and issued opinions on specific issues to the Boards of Directors of subsidiaries. Lastly, CAE may request the preparation of independent opinions and reports, as it actually did in 2020.

Additionally, as will be further explained below, CAE holds biannual meetings with the subsidiaries' boards and departments to thoroughly examine issues that affect them.

8. Meetings

The Bylaws, in its Item 5.1, establishes that the regular meetings of the Committee shall be held at least four times a month, according to the approved annual schedule, and the special meetings, upon call by the Coordinator, in the due interest of the company, and to avoid loss under the law.

The work plan also provides for institutional meetings with the subsidiaries, covering their management bodies and their fiscal board.

Over the accounting year of 2020, sixty-three (63) meetings were held, which included 387 businesses included in the agenda, on the following dates:

Meetings in 2020	Date	Duration (hours)	Agenda Items
RCAE 098	January 7, 2020	5.3	7
RCAE 099	January 14, 2020	5.5	10
RCAE 100	January 22, 2020	6.0	7
RCAE 101	January 28, 2020	6.3	9

RCAE 102	February 4, 2020	3.5	3
RCAE 103	February 11, 2020	4.2	6
RCAE 104	February 14, 2020	5.0	8
RCAE 105	February 20, 2020	5.3	9
RCAE 106	March 3, 2020	3.7	8
RCAE 107	March 10, 2020	5.5	7
RCAE 108	March 17, 2020	2.9	5
RCAE 109	March 24 and 27, 2020	7.2	10
RCAE 110	March 30 to 31, 2020 (virtual meeting)	n/a	1
RCAE 111	April 1, 2020	4.5	7
RCAE 112	April 7, 2020	5.0	9
RCAE 113	March 14 and 15, 2020	6.5	11
RCAE 114	April 22, 2020	4.3	9
RCAE 115	May 5, 2020	4.2	5
RCAE 116	May 12, 2020	5.3	5
RCAE 117	May 19, 2020	4.3	7
RCAE 118	May 26, 2020	7.5	10
RCAE 119	May 28, 2020	1.8	3
RCAE 120	June 2, 2020	9.1	5
RCAE 121	June 9, 2020	9.1	11
RCAE 122	June 16, 2020	8.0	8
RCAE 123	June 18, 2020	3.8	3
RCAE 124	June 22, 2020	9.8	13
RCAE 125	July 2, 2020	8.0	5
RCAE 126	July 6, 2020	4.2	8
RCAE 127	July 15, 2020	7.8	6
RCAE 128	July 21, 2020	4.5	7
RCAE 129	July 28, 2020	4.3	7
RCAE 130	August 4, 2020	4.4	6
RCAE 131	August 11, 2020	4.7	4

RCAE 132	August 12, 2020	1.3	2
RCAE 133	August 18, 2020	5.0	5
RCAE 134	August 26, 2020	1.5	4
RCAE 135	August 27, 2020	4.2	6
RCAE 136	September 1, 2020	4.8	3
RCAE 137	September 9, 2020	4.2	8
RCAE 138	September 14, 2020	4.7	3
RCAE 139	September 16, 2020	4.2	8
RCAE 140	September 22, 2020	4.5	8
RCAE 141	September 23 to 24, 2020 (virtual meeting)	n/a	1
RCAE 142	September 29, 2020	8.5	4
RCAE 143	October 6, 2020	4.7	6
RCAE 144	October 13, 2020	8.3	6
RCAE 145	October 16, 2020	1.8	2
RCAE 146	October 22, 2020	4.8	8
RCAE 147	October 27, 2020	4.0	8
RCAE 148	November 3, 2020	7.7	7
RCAE 149	November 10, 2020	4.1	3
RCAE 150	November 11, 2020	0.7	2
RCAE 151	November 17, 2020	8.2	8
RCAE 152	November 24, 2020	5.7	7
RCAE 153	November 30, 2020	4.2	7
RCAE 154	December 4, 2020	6.8	6
RCAE 155	December 7, 2020	1.8	1
RCAE 156	December 10, 2020	4.5	8
RCAE 157	December 14, 2020	5.9	11
RCAE 158	December 17 to 22, 2020 (virtual meeting)	n/a	2
RCAE 159	December 23, 2020	2.0	3

RCAE 160	December 26 to 28, 2020 (virtual meeting)	n/a	1
Total	**63 meetings**	**298.4 hours**	**387 agenda items**

Among the sixty-three (63) meetings held over the accounting year of 2020, the Committee had meetings with the following parties:

Joint Meeting	2020
The acting members of the holding company's Internal Audit units and those of subsidiaries, including the respective managers	May/05
Two Meetings with Eletrobras' Fiscal Board	Mar./24 and May/12
Two institutional meetings of the Committee with the Eletrobras companies, with the presence of the respective CA's, CF's and Technical Supporting Units, and related Departments of each company	**Eletropar** May/26 and Sept./16 **Eletronorte and Amazonas GT** Jun./02 and Sept./29 **Furnas** Jun./09 and Nov./03 **CGT-Eletrosul** Jun./16 and Sept./14 **Chesf** Jul./02 and Oct./12 **Eletronuclear** Jul./15 and Nov./17

In statistical terms, throughout 2020:

- There were overall 298.4 meeting hours, which accounts for about 5 hours on average per meeting (without counting the time spent in meetings with collection of electronic votes);
- The monthly average was about 5.3 meetings;
- The processing of each agenda item elapsed 47 minutes on average (without counting agenda items of meetings with collections of electronic votes);
- Each meeting covered about 6.1 agenda items.

From January through March 18, 2021 (financial statements' publishing date), 11 (eleven) meetings were held, which included 69 agenda items, on the following dates:

Meetings | Jan. to Mar./18/2021	Date	Duration (hours)	Agenda Items
RCAE 161	January 13, 2021	4.6	9
RCAE 162	January 19, 2021	4.8	5
RCAE 163	January 26, 2021	4.7	9
RCAE 164	February 2, 2021	4.4	5
RCAE 165	February 10 to February 12, 2021	8.9	11
RCAE 166	February 22, 2021	0.7	1
RCAE 167	February 26, 2021	4.8	8
RCAE 168	March 3, 2021	4.8	9
RCAE 169	March 10, 2021	4.2	8
RCAE 170	March 15 and 18, 2020	3,6	4
Total	**10 meetings**	**45.5 hours**	**69 agenda items**

Over such period:

- There were overall 45.5 meeting hours, which accounts for about 4.6 hours on average per meeting;
- The monthly average was about 4 meetings;
- Each agenda item had an average duration of about 40 minutes;
- Each meeting covered about 6.9 agenda items.

8.1 Recurrence of Subjects in Meetings – 2020 and January through March 2021

The criterion for inclusion of business in the meeting's agenda varies according to the ordinary schedule and the urgent needs spotted by the Committee itself, the subjects of greater relevance and recurrence in a given period of the year (such as ITR's and accounting closing), as well as requests by the very Departments and Boards of Directors of the holding company and subsidiaries, in this case, by means of their respective General/Governance Offices.

The following chart and table show, in percentage terms, the ten (10) items of higher recurrence in the last three (3) years - 2018, 2019 and 2020:

Top 10 Topics | 2018	Top 10 Topics | 2019	Top 10 Topics | 2020
Accounting Closing and ITR's	SPE's - Monitoring of Risks, Investments and Divestitures	Financial Operations and Related Topics
Internal Audit	Accounting Closing and ITR's	Accounting Closing and ITR's
SPE's - Monitoring of Risks, Investments and Divestitures	Financial Operations and Related Topics	Internal Audit

External Audit	CAE Governance	Ombudsman's Office, Complaints Investigation, and Ethics Committee
Ombudsman's Office, Complaints Investigation, and Ethics Committee	Internal Audit	CAE Governance
Financial Operations and Related Topics	Preparation and Review of Policies	Internal Controls and Remediation of Deficiencies
Distribution Companies and Privatization	Social Security and Health - CGPAR	Social Security and Health - CGPAR
Social Security and Health - CGPAR	Internal Controls and Remediation of Deficiencies	SPE's – Risks, Investments, Divestitures
CAE Governance	Risk Management	Risk Management
Internal Controls and Remediation of Deficiencies	Ombudsman's Office, Complaints Investigation, and Ethics Committee	Preparation and Review of Policies


Top 10
2018 vs. 2019 vs. 2020
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Accounting Closing and...
Internal Audit
SPE's – Monitoring...
External Audit
Ombudsman's Office, Complaints Inv...
Financial Operations and...
Distribution Companies and...
Social Security and Health...
CAE Governance
Internal Controls and...
Risk Management
Preparation and Review of...
2018
2019
2020

The following chart and table show, in percentage terms, the recurrence of subjects in the meetings of the 2020 accounting year:

Recurrence of Agenda Businesses | 2020


Financial Operations and Related Topics, 12.62%
Accounting Closing and ITR's 9.13%
Internal Audit, 8.35%
Ombudsman's Office, Complaints Investigation, and Ethics Committee 5.24%
Social Security and Health - CGPAR 4.85%
SPE's – Risks, Investments, Divestitures 4.66%
Risk Management 3.88%
CAE Governance, 5.24%
Internal Controls and Remediation of Deficiencies, 5.05%
Preparation and Review of Policies 3.11%
PDNG, PNG, and Strategic planning 2.72%
External Auditor, 2.52%
Managers' Compensation 2.52%
Legal Department – Transactions and Agreements 2.33%
Information Security 2.14%
Generation 2.14%
Compulsory Loans and Litigation Liabilities 1.94%
Biddings and Contracts 1.75%
Corporate Integrity 1.55%
20-F Form 1.55%
Reimbursem... (Carwash) and Leniency Agreement 1.36%
Proc. Selection Process for Auditor and Ombudsman 1.36%
Management Prop... – AGO or AGE, 1.36%
Analysis of TPR's 1.36%
Transmission 1.17%
Regulat.... and Accounting Impact... 0.97%
Assessment of Ombudsman, Auditor and Advisor
Angra 3, 1.17%
PLR 1.17%
Eletronet 0.87%
Rep. Management... 0.78%
Regul. Authority levels
Optim. Tax
Com... Ener...
Budg... CAE and...
Dam... 0.39%
Comp... of...
Formul. Reference
Letter P...
P... 0...
R... A...

From January through March 18, 2021, the topics monitored by CAE were as follows:


Recurrence of Agenda Businesses – Jan. through Mar. 18, 2021
Accounting Closing and ITR's, 16.1%
Compulsory Loans and Litigation Liabilities 14.9%
Financial Operations and Related Topics, 10.3%
Internal Audit, 8.0%
Internal Controls and Remediation of Deficiencies, 6.9%
External Auditor, 6.9%
Biddings and Contracts 5.7%
Ombudsman's Office, Complaints Investigation, and Ethics Committee 4.6%
SPE's – Risks, Investments, Divestitures 4.6%
Legal Department – Transactions and Agreements, 3.4%
Compensation of Shareholders, 3.4%
CAE Governance, 2.3%
Analysis of TPR's 2.3%
Transmission 2.3%
Management Prop... – AGO or AGE, 2.3%
Social Sec... and Health – CGPAR, ...
Manag... Compens...
Infor... Secur... 1.1%
Generat... 1.1%
Angra 3, 1.1%

9. Follow-up Spreadsheet

Over 2020, the Committee made two hundred and thirty-three (233) demands to various technical areas and senior management bodies of Eletrobras and its controlled companies – which accounts for about 3.7 demands per meeting on average.

From January through March 18, 2021, the Committee made twenty-eight (28) demands to various technical areas and senior management bodies of Eletrobras and its controlled companies – which accounts for 2.5 demands per meeting on average.

The Governance Office and the Advisor of the Board of Directors are responsible for managing and following up the demands made by the Committee.

The Committee, in turn, when analyzing the follow-up spreadsheet and the answers given by the areas, monitors the activities and recommendations which are pending delivery, performance and/or fulfillment

evaluation, recommending adjustments, additions and exclusions from the follow-up spreadsheet, depending on the concrete circumstances and the needs found.

95 (Ninety-five) out of the demands formulated by CAE over the year of 2020 were considered completed by the Committee, and 138 (one hundred and thirty-eight) demands were still pending solution.

7 (Seven) out of the demands formulated by CAE from January through March 18, 2021 were considered completed by the Committee, and 21 (twenty-one) demands were still pending solution.

The following figures of pending demands were left from 2018 and 2019 accounting years: 2018 – 8 (Eight) demands; and 2019 – 62 (Sixty-Two) demands.

9.1 Recommendations per Company's Division – 2020 and January through March 18, 2021

The demands made are directed to one or more responsible divisions, for their due fulfillment. Given the multidisciplinary nature of the CAE's assignments and the subjects analyzed, demands are usually referred to more than one specific division, one being directly responsible for compliance, and the others for providing the necessary support.

The chart and table below show, in quantitative and percentage terms, the volume of demands distributed per division and controlled companies throughout 2020, encompassing both the divisions with direct responsibility, and those responsible for providing support.


Financial Department – DF, 16.91%
Governance, Risks and Compliance Department – DC 12.89%
Internal Audit – CAI, 11.75%
Management and Sustainability Department – DS, 6.59%
Furnas 6.59%
CGT – Eletrosul 4.01%
Generation Department – DG, 3.72%
Chesf, 3.44%
Governance Secretary and Advisor of CA 5.73%
Eletronorte 4.58%
Eletronucl... 3.44%
Holding's Legal Department 2.87%
Ombudsman's Office - Overall Holding 2.87%
Management and Investigation of Complaints at Holding 3.15%
AmGT, 2.58%
Transmission Department – DT 2.58%
Managemen t of Inter... in SPE and Program... of ...
Audit... Extern... 1.72%
Con... Leg... 0.86%
Estr... Emp... - ...
C... 0...

The chart and table below show, in quantitative and percentage terms, the volume of demands distributed per division and controlled companies from January through March 18, 2021, encompassing both the divisions with direct responsibility, and those responsible for providing support.


Financial Department – DF, 15.8%
Holding's Legal Department 10.5%
Governance, Risks and Compliance Department – DC 5.3%
Internal Audit – CAI, 5.3%
Management and Sustainability Department – DS, 5.3%
Chesf, 5.3%
Holding's Board of Directors 5.3%
CGT – Eletrosul 3.5%
Generation Department – DG, 3.5%
Managem ent and Investigati on of...
CAE, 1.8%
Governance Secretary and Advisor of CA 12.3%
Furnas, 8.8%
Eletronuclear, 5.3%
Eletronorte, 3.5%
AmGT, 3.5%
Eletropar, 1.8%
CEGS and CGPE, 1.8%

10. Description of Activities and Recommendations

In the accounting year of 2020 and from January through March 18, 2021, CAE focused on the monitoring and follow-up of topics pertaining to financial operations, accounting closing, preparation of yearly and quarterly financial statements, contingencies and litigation liabilities, SPE's, internal audit, ombudsman's office, and investigation of complaints, risk management, internal controls, information security, compliance and corporate integrity, review of policies and standards, preparation of strategic plan (PDNG) and decisions on allocation of capital. It also operated on a number of fronts which were relevant for the Company as long as risk is concerned.

Below are listed the main activities, recommendations and results of the Committee in 2020 and over the period from January through March 18, 2021:

i. **Discussions and Opinion Statement on Quarterly Information and Financial Statements – accounting year of 2020 (1ITR, 2ITR, 3ITR and DF's)**

It held meetings on said subject with the external auditor (PwC) and internal accounting and planning staff, and issued recommendations on the risk ratings attributed, assumptions, and schedule for impairment tests, as well as the writing of notes.

CAE followed up the detailing of relevant actuarial assumptions and variables based on a presentation made by the actuary with the Eletrobras accounting and financial staff.

The Committee also made suggestions for improvements in the presentation of results to the market, aiming at greater objectivity and user-friendliness of the statements.

In March 2021, the Committee received a report on: (i) the technical scenario pertaining to the actuarial valuation and assumptions, covering a specific approach on international accounting standards IAS-19 – CPC 33, as well as an overview of post-employment benefits and long-term obligations; (ii) the main differences between the Previc approach (EFPC) x CPC 33 approach

(sponsor); (ii) the methodology for calculating liabilities, financial assets, and results; (iii) the assumptions adopted by Previc x CPC 33; (iv) relevant aspects connected to the discount rate and accounting entries; and (v) the consolidated position of the Eletrobras Group's actuarial valuation in 2020, as well as the individualized position in Eletrobras companies per plan.

On March 10, 2021, the Committee recommended to the Eletrobras Financial Department that the forecast for publishing the financial statements for the accounting year of 2020 should be transferred to March 15, 2021. As a consequence, the collective body also recommended to Eletrobras' governance bodies (Executive Board, CAE itself, Board of Directors, and Fiscal Board) that the resolution on the matter take place on the same date.

On March 15 and 18, 2021, RCAE 170 was held. On March 15, in light of the report by the external auditor and Eletrobras' Financial Directorate, it was agreed that the publication of the financial statements - fiscal year 2020 would have its date changed from March 15, 2021 to March 19, 2021, after the closing of the trading session, due to the complexity of additional audit demands arising in the course of the work - which would involve the consolidation of several subsidiaries, participation in associates and special purpose companies. On March 18, the Committee gave its final opinion on the financial statements.

ii. Planning and Advance of the Schedule for Publishing the Accounting Closing

With a view not to compromising the accounting closing efforts, it followed up sensitive topics and the status of the accounting information submitted by the subsidiaries to the holding company.

iii. Compulsory Loans and Court Contingencies

It performed periodical follow-up on the management of litigation liabilities, focusing on compulsory and labor loans.

It reviewed the procedures established by Resolution RES-902/2019 of the holding's Executive Board for litigation by the Eletrobras companies in labor claims, as well as the criteria set for level provisioning, and recommended suggestions for improvement.

With regard to compulsory loans, the focus continued on the potential financial impact, the assertiveness of projections, and expenditure estimates between what was provisioned on the balance sheet and what was actually disbursed, and on the progress of the database cleansing.

It made suggestions for improving the standardized procedure draft on judicial and administrative contingencies within the Eletrobras system companies, as well as the draft of Eletrobras' internal rules for entering into court-supervised and out-of-court agreements.

In October 2020, upon receiving an official letter from the Federal Prosecution Office – MPF addressing a compulsory loan action pending in São Paulo, it requested: (1) to Eletrobras' Internal Audit to carry out special audit work with the purpose of raising, by sampling and parameterization, the existence of cases involving inflation adjustment of amounts raised as a compulsory loan in which Eletrobras may have agreed to pay an amount in excess of the distrainer's initial claim; and (2) to Eletrobras' Management and Investigation of Complaints, analysis of Eletrobras' decision-making process in related processes. In 2021, the results of the work were reported to CAE, which provided the MPF with updated data on the works completed, stressing the opportunities for improvements found, and the lack of evidence of intentional irregularities in the cases analyzed.

Over the year, the Committee spotted two triggers connected to accounting for Furnas contingencies. In 3ITR20, the Committee spotted the Furnas entry that aimed to reverse

provisions connected to lawsuits that had judicial deposits. Additionally, the execution of an agreement to close a relevant case filed by Light, which was classified as a possible case. In response to such events, CAE (1) requested the correction of the adjustment pertaining to the undue reversal of the provision for contingencies in 3ITR20; (2) ordered that Eletrobras' Governance, Risks and Compliance Department – DC hire an independent external specialist to perform due diligence services in the accounting procedures of the subsidiary's legal contingencies, with a view to obtaining independent confirmation of the amounts to be provisioned on December 31, 2020 as probable, arising from civil, tax or labor claims of the subsidiary; and (3) recommended Furnas to reverse the change made to the Litigation Procedures, regarding the treatment of judicial deposits.

Due diligence was carried out by the TozziniFreire firm and, in light of the findings, there was involvement of the holding company, through its legal, accounting and compliance departments, in addition to the Internal Audit of Furnas, which was subsequently shared with the external auditors.

In January 2021, CAE requested the Internal Audit to dedicate, within the scope of the "Litigation Management" work in progress, special attention to the analysis of missed terms of actions that have been subject to a sentence of more than BRL 100 million, including the Gerdau and Light lawsuits (Furnas).

In January 2021, the Committee recommended that the Legal Superintendence and the Financial Department of Eletrobras jointly map the scenario of lawsuits against Eletrobras in order to develop, based on this survey, a multifactorial work on the methodological review of the classification mechanism of contingencies and risk mapping able to affect the degrees of probability and classification of contingencies.

CAE also proposed to the Board of Directors of Eletrobras: (1) to entertain asking to management of any need to strengthen M/H in the legal department and Eletrobras' compulsory loan; and (2) to entertain recommending to the management the adoption of measures to improve internal controls pertaining to the issue of legal contingencies and compulsory loan.

Lastly, CAE recommended that the Company's management prepare historical assessment on the use of funds from the compulsory.

iv. Legal Department – Transactions and Agreements

Advised the Boards of Directors of the holding company and subsidiaries, issuing recommendations on the settlement of consent decrees and analysis of parameters aimed at closing relevant legal proceedings.

It reiterated the need for the agreements entered into to abide by the rules under Eletrobras Companies' Regulation of Authority Level, as well as the Policy of Agreements.

v. Reimbursement Complaints from the Carwash Operation – Central coordination in the holding company

It followed up the reimbursement efforts for the damages already recognized in criminal proceedings and in leniency agreements resulting from Carwash Operation.

vi. Financial Operations of Eletrobras Companies. Financing and Issuance of Securities by Subsidiaries

It followed up and analyzed proposals of financial operations from Eletrobras companies.

In advising the Board of Directors of Eletrobras companies, it followed up and analyzed financing proposals and the issuance of securities by subsidiaries, as well as expressed its opinion and recommended suggestions for improvement on the issue.

CAE reiterated the importance of subsidiaries spotting projects eligible for the issuance of incentive debentures, as well as the relevance of assessment of alternative proposals for raising financing at costs more consistent with the current market scenario, in lieu of the current financing.

By means of a letter addressed to the subsidiaries' Boards of Directors, it suggested improvements to the process of issuing bonds and securities, with a view to contributing to the management decision-making processes.

CAE also recommended to the Eletrobras Governance, Risks and Compliance Department – DC to assess the pertinence of proposing to the Eletrobras' Executive Board the inclusion, in the criteria currently foreseen for integrity analysis in Eletrobras companies, of the obligation to carry out an integrity assessment of financial service providers.

vii. **Issuance of Bonds in the International Market by Eletrobras**

It followed up and analyzed the Offering Memorandum on the issuance of bonds in the international market by Eletrobras.

viii. **Grant of Intra-group Loans and Guarantees for Subsidiaries and Affiliates**

It advised the Board of Directors of Eletrobras and that of its subsidiaries in matters relating to the granting of intra-group loans and guarantees, including standstill proposed by BNDES for corporate and SPE's debts, as a result of the COVID pandemic.

It reiterated: (1) the importance and urgency nature of creating and implementing a policy for charging guarantees offered to subsidiaries and affiliates; and (2) the importance of the Company seeking to implement liability management that provides consolidated debt management, and the change of more expensive debts.

ix. **External Auditor**

It held meetings with the external auditor, focusing on the work plan, implementation schedule, quarterly and annual financial statements, and monitoring of SOx gaps.

In January 2021, it issued an opinion to Eletrobras' Board of Directors about the term for extending the contract for the provision of independent audit services by Pricewaterhousecoopers – PwC to Eletrobras companies.

x. **Tax Optimization Project**

It followed up the tax optimization project and the main opportunities under implementation, as well as issuance of qualitative recommendations.

xi. **Management Report and Management Proposal – 60th AGO**

It analyzed and issued recommendations for improvement to the Management Report and the Management Proposal for the 60th Shareholders' Meeting.

xii. **Compensation to shareholders.**

In January 2021, it advised Eletrobras' Board of Directors regarding authorization to pay a special dividend reserve.

In March 2021, the Committee analyzed the proposal for the distribution of income for the accounting year 2020 and the retained earnings.

xiii. Follow-up of Risk Factors in Internal Controls/GAPS SOx

It followed up the risk factors connected to the internal controls/GAPS SOx, and held meetings on the subject with the external auditor and with the internal staff of the holding company and subsidiaries, focusing on the main deficiencies spotted, the status of the action plans and remediation measures, as well as the issuance of qualitative recommendations for improvement to reports and presentations on the subject.

It monitored and proposed improvements in internal control practices to Eletrobras and its subsidiaries.

It met with Eletrobras' Boards of Directors with a view to dealing with the implementation of the action plans under its responsibility.

In January 2021, CAE met with the managers responsible for the Shared Services Center – CSC and Eletronuclear's internal controls division to address points of attention for internal controls – SOx Certification, especially: (i) attention to deadlines for complying with requests for documentation and clarifications concerning the second cycle of management tests, started in late 2020, and for independent auditor (PwC) tests, chiefly requests made by the Connect system; (ii) to spot, among the ineffective controls, those that could still be remedied for the 2020 certification, as well as to provide the necessary documentation and clarifications to evidence such remedies; and (iii) to timely provide the IPE documentation and controls, as set out in MOC.

That same month, CAE issued a letter to the Boards of Directors of the Eletrobras companies, with a view to stressing the need to pay attention to the deadlines for meeting requests for documentation and clarifications pertaining to the second management test cycle, which started in late 2020, and the tests of the independent auditor (PwC), mainly to requests made by the Connect system.

xiv. Main Risks Associated with Major Projects of SPE's

It followed up and proposed improvements in periodic reports on the main risks associated with the largest SPE projects, including the main points of attention of each SPE, as well as its indicators, consolidation of the main risks ascertained, exposure to the risk factor considering the updated heat map, IRR, and valuation adjusted by the risk event, the main resulting impacts, and management actions relating to critical risks.

xv. Transmission Auction No. 01/2020

Together with the Strategy, Governance and Sustainability Committee – CEGS, it followed up specific aspects pertaining to the Minimum Attractiveness Rate – TMA, risk-return, particulars of each lot, effective capacity for potential reduction of CAPEX, and possible competitive advantages of the Eletrobras Group.

It recommended qualitative improvements to the supply of information in aid of Eletrobras' Board of Directors.

xvi. Level of Execution of the Transmission Segment Maintenance Index

CAE followed up the scenario of the level of execution of the transmission segment maintenance index with the subsidiaries, reiterating that the controlled companies adopted the standardization and protocols defined by the holding's Transmission Department.

xvii. Investments and Divestments in SPEs

It followed up and issued recommendations as for investment and divestiture efforts in remaining SPE's.

In January 2021, it advised a subsidiary's Board of Directors on the SPE re-leverage process. The Committee recommended that the matter be supplied with information, especially cash flow sensitivity analysis in view of the potential contingency scenarios and potential impacts (RAP reduction) arising from future tariff reviews, to the point of compromising the ICSD.

In addition, the Committee highlighted the following points of attention for reflection by the subsidiary's Board of Directors in the decision-making process:

(1) In view of the lack of a standard for SPE re-leverage practices in Eletrobras companies, the collective body should analyze whether the maximization of value should take place at the SPE level or at the subsidiary level;

(2) Reflect whether the increase in risk and interest rate of the proposal would actually lead to an increase in value for the SPE.

xviii. **Reformulation of the Process for Monitoring and Analysis of Investment Efforts.**

It requested a presentation to the collective body on the dynamics of the process of monitoring and analyzing investment initiatives within the scope of Eletrobras System Investment Committee – CISE, as well as reiterated an update on the demand formulated by CAE regarding the reformulation of the currently existing identification process of Eletrobras Group's investment initiatives and opportunities, with a view to improving future analyses and enabling more efficient decision-making regarding the allocation of capital, by restructuring the role of the Eletrobras System Investment Committee – CISE.

In January 2021, CAE proposed to Eletrobras Board of Directors to entertain recommending to Eletrobras management the reformulation of the Eletrobras System Investment Committee – CISE and the currently existing process of identifying Eletrobras Group's investment initiatives and opportunities.

xix. **Detailed Physical and Financial Follow-up of Works and Projects**

It followed up and proposed qualitative improvements in reports on detailed physical and financial monitoring of the most relevant works and projects in progress within Eletrobras companies.

It continued with the governance efforts pertaining to the investment process, warning the controlled companies that all investment efforts for participation in auction by the Company's subsidiaries – both ongoing and future – include in their governance flow the timely communication and liaison with the coordinating areas of the holding company (DF, DG, DT, CISE etc.), the General and Governance Offices, and, in this respect, the Audit Committee, as an advisory body to the Boards of Directors of the subsidiaries, should be requested to express its view before submitting investment proposals to the Board of Directors of subsidiaries, in keeping with the Regulations for the Authority Levels of the Eletrobras Companies, which establishes parameters for controlled companies' investment initiatives to be subject to prior approval by the Holding.

xx. **Internal Audit Work and Reports**

It followed up and issued recommendations for qualitative improvements in the works, reports, and audit reporting of Eletrobras and its subsidiaries.

It met with managers and owners of the Eletrobras Group's internal audit units. It recommended the Eletrobras Group's Internal Audits to call the attention of the respective Boards of Directors to any need for M/H, structuring, and training of the staff, duly based on studies and benchmarking.

CAE also followed up the main demands of the control bodies, and recommended suggestions for improvement.

CAE recommended: (1) improvements to the draft of the Eletrobras Group's Internal Audit Regulations; (2) that the next internal audit work pertaining to the socioenvironmental management of projects includes in its scope a specific approach on the possible upsurge of potential environmental liabilities not spotted in the Eletrobras companies' projects.

xxi. Review of 2019 RAINTs

It analyzed, recommended substantial improvement suggestions and expressed its opinion that the Boards of Directors of Eletrobras companies, holding, Eletropar, Furnas, Eletronuclear, Eletronorte, Chesf, Amazonas GT and CGT-Eletrosul should approve 2019 RAINT's. Regarding the subsidiaries Furnas, Eletronorte, Eletronuclear, and Amazonas GT, the 2019 RAINT's were approved with reservations.

CAE recommended that Eletrobras' Internal Audit coordinate the implementation of change and improvement of the procedure and schedule of the PAINT's and RAINT's of the Eletrobras companies, already in their next cycle. In the opinion of CAE, PAINT's should be approved after the preparation and approval of RAINT's, at which time greater visibility of the weaknesses spotted in the year ended is already ensured.

CAE recommended the accounting of the managers' hours in the respective RAINT's, as well as the need to carry out a qualitative and quantitative study of Eletrobras' internal audit units, with a view to the adequate measurement and visibility of the Man-Hour of a subsidiary.

xxii. Rescheduling of 2020 PAINT's. Analysis of 2021 PAINT's.

Over the accounting year, mainly owing to the impacts of the COVID pandemic, CAE analyzed the review of the 2020 PAINT's of Eletrobras companies, and the rescheduling of certain Internal Audit works for the year 2021. In this context, the Committee requested that the matter be reintroduced with the level of criticality of the audit work, as well as prioritizing the performance in the year of 2020 of the works classified as most critical, unless justified.

In this year, Eletrobras implemented, at the recommendation of CAE, a change in the approval flows of RAINT and PAINT, in order to analyze both documents together. Accordingly, the following year's plan considers the work from the previous year, including with regard to any work balances to be completed in the new accounting year. The result is a more solid PAINT and adherent to the needs of Eletrobras companies.

In November/2020, CAE received the preliminary draft of PAINT (matrix and selection of audit work for the year 2021) that would be forwarded to CGU for comments. CAE stressed the relevance of the shared works leading to a general reduction of HH among the internal audits of the Eletrobras Group, as well as the need for the area to reflect on the adoption of differentiated weights, instead of simple arithmetic mean, to be linked to the risk and criticality inputs related to business processes and auditable objects.

After presenting the preliminary draft of the PAINTs, the Committee recommended that the final version of Eletrobras PAINT 2021 should include specific audit work on Transactions with

Related Parties - TPRs, focusing on the control system and on transactions with external related parties.

In the months of January and February 2021, CAE analyzed, recommended substantial suggestions for improvement, and expressed its opinion to the Boards of Directors of Eletrobras companies holding, Furnas, Eletronuclear, Eletronorte, Chesf, Amazonas GT and CGT-Eletrosul for the approval of 2021 PAINT's.

It also recommended that the PAINT's of Eletrobras and its subsidiaries, before their final assessment by CAE, be restructured in order to introduce specific improvements.

In the final view statement of the Committee in favor of the approval, CAE signaled to the Boards of Directors, regarding the governance system of the decision-making process, as well as the PAINT's planning and execution flow, the following points of attention:

(1) Considering that it is up to the Board of Directors to approve the full budget of its audit area, it was recommended that such collective body pay attention to the adequacy analysis of the budget proposal addressed in 2021 PAINT, with special attention to the man-hour budget (M/H) in view of the mapped audit activities and the training budget owing to the training demands;

(2) Pay attention to any shortcomings in the staff, in order to replace eventual losses of staff within the unit or with due counterbalancing by applying measures to encourage productivity (such as technological tools) or reducing the scope of less critical work.

In light of the information provided by the Internal Audit, which reported that the year of 2020 ended with an average of 23 hours of training per auditor – a figure below the minimum of 40 hours per auditor, as recommended by CGU, and less than 75 hours by an auditor foreseen in the Company's PAINT, the Committee reiterated the need to ensure the necessary resources to meet the Eletrobras Internal Audit requirements for the minimum training hours recommended by CGU, having asked the Management and Sustainability Departments – DS and the Financial Department – DF the following, each within its scope:

(1) DS and DF: to clarify to CAE the main points that wound up in the non-availability of resources for providing training by Eletrobras Internal Audit and meeting the minimum training hours by the area, as scheduled in 2020 PAINT;

(2) DS - Unise: to submit a proposal to mitigate the impacts resulting from the non-fulfillment of the training planned by Eletrobras Internal Audit in 2020, in liaison with CAI to meet the demand; and

(3) DF: to endeavor the best efforts to arrange the necessary resources for the implementation of the training planning proposal for the areas connected to Eletrobras' Board of Directors, in liaison with UNISE to adequately meet the demand. CAE reiterated the need to submit to Eletrobras' CAE and Board of Directors any proposal for budgetary contingency in areas connected to the Board of Directors of Eletrobras.

xxiii. Deflator of RVA and PLR - failure to comply with Internal Audit recommendations

It followed up the implementation of a variable remuneration deflator – RVA and Profit Sharing/Results connected to the degree of noncompliance with the recommendations of the internal audit, as recommended by CAE and accepted by the Board of Directors of Eletrobras on October 28, 2019.

xxiv. Process for Hiring of Internal Auditor and General Ombudsman - subsidiaries

When asked, it expressed its opinion on appointments made to fill the position of holder of the Internal Audit and General Ombudsman unit of controlled companies, by means of a resume review of the appointed person, opinion of the Chief Executive Officer responsible for the appointment and opinion of the Internal Audit and General Ombudsman's Office of the holding company.

xxv. General Ombudsman's Reinstatement - Eletrobras

In advising Eletrobras' Board of Directors, it gave a favorable opinion to the reinstatement of an Eletrobras professional in the position of General Ombudsman of the Company. In March/2021, CAE came to the assumption of the position on an interim basis by Rafael Alves Maia, in view of the selection of the Ombudsman-General for the position of Governance and Compliance Superintendent of Eletrobras. The hiring process for the permanent replacement of the Ombudsman's Office will begin in the coming months.

xxvi. Works and Reports of Ombudsman's Office, Whistleblowing Channel and Integrity System Committee - CSI

It followed up the progress of the complaint protocols and issued recommendations for qualitative improvements to the work and periodic reports of the Ombudsman's Office, the whistleblowing channel, and the Integrity System Committee – CSI.

It requested the Eletrobras Ombudsman's Office to implement a unified flow that would allow the use of the Ombudsman channels to receive demands relating to the General Data Protection Law – LGPD, as well as the adoption of the necessary procedures to respond to the complainant.

It monitored the evolution of addressing the demands referred to the Integrity System Committee – CSI.

It reiterated: (1) the need for effectiveness and materiality in the application, within the scope of Eletrobras companies, of the policy of consequences for those responsible for possible deviations, especially in the complaint protocols deemed valid; (2) the need to include, in periodic reports, the consolidated balance sheet of data of penalties imposed within the Group and by company, including dismissals, suspensions, warning, among others.

xxvii. Ethics Committee Reporting

It followed up the Ethics Committee works.

xxviii. Management and Investigation of Complaints

It followed up the complaints management and investigation works and reports, including Priority 1 and the High Hierarchy flow, and issued recommendations for improvement and opinion on proposals for the termination of protocols.

It followed up the findings of the Assessment Reports that pointed to infractions and liability of those responsible within the Eletrobras companies, including measures for the removal of employees, accordingly.

It recommended to Eletrobras' Governance, Risk and Compliance Department – DC that the quarterly integrity report be reformulated, in order to include, without limitation, the measures that have been implemented in the management of consequences and the action plans to advance at the level of correctional maturity model.

In December 2020, in advising the Eletrobras' Board of Directors, it expressed to be in favor of altering the subordination of the area of management and investigation of complaints – by then

subordinated to the holding company's Board of Directors – to the Governance, Risks and Compliance Department – DC.

xxix. Subsidiary's SPE

The Committee recommended the subsidiary's management to adopt the necessary measures to ascertain the responsibilities and consequences of managers, former managers of the controlled company and SPE and the members involved, vis-à-vis the history of destruction of the SPE's value and findings and notes made by the Federal Accounting Court (TCU).

xxx. Risk Management Area's Works and Reports

In 2020, the Committee progressed with the restructuring and greater clarity of the risk management cycle, with special attention to its points of contact with CAE and the Board of Directors.

It followed up and proposed improvements in risk management practices to Eletrobras and its subsidiaries, such as the need for greater: (1) objectivity and assertiveness of the action plans (definition and monitoring), with the inclusion of dynamic comments in the quarterly reports, mainly by means of an executive summary, in order to demonstrate the events that impact the variation in risk exposure and to highlight the evolution spotted in risk management and the underlying business; (2) evolution in the discussion of appetite and the measurement of risk dimensions; (3) convergence between the holding company and the controlled companies; and (iv) impact on the first line of defense, including decision-making processes.

It followed up and issued recommendations for qualitative improvements in works, quarterly reports, and annual report (year 2019) of the risk management division, such as: (1) the inclusion of the highlights of movements and events that impacted the variation in risk exposure in the period; (2) talks and validations by management about the degree of exposure of risk events; (3) show updated photograph and the current moment of the cycle and the points of contact with CAE, with the other advisory committees and with the Eletrobras' Board of Directors throughout the year, both in monitoring and in reviewing and prioritizing the matrix; and (4) reflection by the Governance, Risk and Compliance Department – DC with the Financial Department – DF about their perception of the exposure of the risk event "Accounting and Financial Statements," especially in the light of the controls that have been object of survey and attempted remediation.

In advising Eletrobras' Board of Directors, it expressed its view on: (1) Eletrobras Companies' practical approach to risk appetite; (2) the proposed corporate risk matrix and the spotting and prioritization of risks in Eletrobras Companies - 2020-2021 Cycle. At this point, it made substantial qualitative suggestions for improvement, even the inclusion in the risk prioritization of the 2020-2018 cycle of the risk events "Management of Financial Statements and gaps of internal controls" and "Information Security," in addition to allocation of the risk event "Climate Change" in the "Business Pillar," and not in the "Operational Pillar."

It reiterated to the Board of Directors of subsidiaries: (a) the role of the Board of Directors in the ownership of the Company's risk management and in deciding on the strategy adopted to address each risk according to the company's degree of risk appetite; (b) the relevance of the risk management areas of the subsidiaries to interact with the coordinating area of the holding company with the purpose of learning about the changes ascertained in the process of reviewing the Risk Management Policy, in order to enable the harmonization of the heat map, the classification premises, and the impact scale among Eletrobras companies.

It suggested to Eletrobras and its subsidiaries to reflect on the incorporation of risk management in the decision-making process of the first line of defense. In the CAE's view, there is need for considering some decisions of the Department and the Board to be accompanied by an opinion from the risk management area, highlighting the potential impacts.

Regarding the risk factor "Climate Change," the Committee recommended reflection and alignment regarding the probability associated with the said risk factor, in view of Eletrobras' adherence to the Task Force on Climate-related Financial Disclosures (TCFD). In the Committee's view, the probability associated with climate change should be high, and the topic should be discussed and agreed between the holding company and the other companies of the Group.

It recommended to the Eletrobras' Governance, Risks and Compliance Department to review the methodology for updating the value chain and the respective processes.

xxxi. Safety of Dams

As part of the quarterly reports on risk management work and in meetings with controlled companies, it monitored issues pertaining to dam safety.

It followed up the construction of the Dam Safety Policy of the Eletrobras companies and recognized the qualitative evolution in the document in view of the suggestions and recommendations for improving the CAE, especially with regard to less dependence on regulatory requirements and greater emphasis on governance and independence of analyses. In advising Eletrobras' Board of Directors, it was in favor of its approval.

In all meetings with subsidiaries, the Committee emphasized the importance of implementing the policy in corporate ventures and of endeavoring the best efforts so that subsidiaries and affiliates also do so.

xxxii. Integrity Works and Reports

It followed up and issued recommendations for qualitative improvements in the quarterly integrity reports and works.

It followed up and proposed improvements in integrity practices to Eletrobras and its subsidiaries, and in the report itself.

It requested the Internal Audit to include, in the Internal Audit Report No. 04/2020 – Integrity Management, an assertive recommendation for Eletrobras' internal rules and procedures to be altered and revised, so as to establish that ethical infractions are the object not only of ethical investigation, but also of administrative investigation, with management and effective application of the applicable consequences.

It recommended to Eletrobras' Governance, Risks and Compliance Department – DC: (i) that the quarterly integrity report be reformulated, in order to include, without limitation, the measures that have been implemented in the management of consequences, and the action plans for progressing at the level of the correctional maturity model; (ii) to assess the pertinence of proposing to Eletrobras' Executive Board the inclusion, in the criteria currently foreseen for integrity analysis in Eletrobras companies, of the obligation to carry out an integrity assessment of financial service providers.

xxxiii. Information Security Works and Reports

It followed up and issued recommendations for qualitative improvements in quarterly information security reports and works.

CAE submitted a letter to the Boards of Directors of the subsidiaries advising about the need for immediate adaptation to the formalization of an adequate Information Security structure, the non-review (update, standardization, formalization and/or periodic tests) of the contingency plans and the need to establish a schedule that encompassed more immediate and effective measures in order to mitigate possible consequences arising from the end of Windows 7 support.

It received an update from Eletronuclear regarding the measures aimed at addressing the recommendations of the Internal Audit of Eletronuclear pertaining to IT. The topic came from the recommendation of CAE, made in 2019, for the subsidiary to prepare a technical note explaining how they could be addressed jointly the adoption of the Information Security Plan of Eletrobras companies, and the Audit recommendations of the subsidiary pertaining to IT. Eletronuclear subsequently notified the Committee of compliance with the recommendations of the Internal Audit.

The Committee received reporting on the main points of attention pertaining to the Operation and Maintenance environment of the Eletrobras companies, as well as on the project to standardize cybersecurity of the Operational Technology of the Eletrobras Companies – SegCiberTO.

In February 2021, CAE received, on request, a report on the cyber incident in the Eletronuclear administrative network, as well as an overview of the main remediation and investigation measures.

xxxiv. Improvement in the process, management and Related Party Transactions Policy - TPRs

CAE reiterated the need for improvement in the TPR spotting and analysis process, recommending the Company's management to review and improve the Related Party Transactions Policy and the spotting and monitoring process.

It followed up the TPR Policy review process and recommended streamlining and qualitative improvements in the Transaction management process and in the review of the respective Policy.

It reiterated the need for full implementation of the Eletrobras Related Parties Database, as well as its integration with SAP, in order to ensure the correct signaling and identification in all transactions registered.

CAE requested Eletrobras' Internal Audit to include in 2021 PAINT specific audit work on Related Party Transactions - TPRs, focusing on the control system and on transactions with external related parties.

In February 2021, it reiterated to the Eletrobras Governance, Risks and Compliance Department – DC that the following were urgent:

(1) the need for an immediate internalization of the process for spotting and analyzing transactions with related parties across the Group, in keeping with the TPR's Policy of Eletrobras companies and the regulations on the issue. In CAE's view, while the Eletrobras Related Parties Database has not been implemented, the technical areas proposing matters dealing with transactions with related parties should carry out tests that allow spotting TPR's and meeting the requirements established in the said Policy; and

(2) as a point of evolution, the cultural transformation of the technical areas of Eletrobras companies in the critical and accurate analysis of operations and legal businesses, especially with regard to the discretion or not of their execution. If the transactions started by the management actually are not mandatory owing to specific regulation, with margin of discretion and room for

negotiation, the procedure and the flow of TPR's should be strictly followed whenever the other party stands as a related party.

xxxv. **Analysis of Transactions with Related Parties – TPRs**

When asked, it expressed its opinion on transactions with related parties.

CAE found the need for improvement in the process of identifying and analyzing TPRs, demanding that the holding's management and that of its subsidiaries, whenever possible, identify the occurrence and perform TPR analysis in the Eletrobras Group, submitting them to the Committee, with the purpose of adopting the necessary measures for its disclosure.

In February 2021, CAE advised the subsidiary' Board of Directors on a possible transaction with a related party. It reiterated the need, in view of the Authority Scope Policy, to have an assessment of the subsidiary's management and Board of Directors regarding the mandatory nature of the legal instrument, possibly as a result of a specific normative act issued by the Granting Authority. It also pointed out that, in case the subsidiary's Board of Directors came to endorse the position that the legal instrument stood as a decision of a discretionary nature, based on the parties' free expression of will, the matter should be reintroduced, in order to comply with the guidelines provided in the Policy of Transactions with Related Parties of Eletrobras Companies, including specific analysis, by the technical areas involved, showing that it is a commutative operation, mutually profitable, and negotiated under market conditions, or that provides adequate compensation.

xxxvi. **Pension Funds and Health Insurances – Resolutions of CGPAR numbers 09, 22 and 23**

It expressed its opinion and followed up issues pertaining to pension funds (CGPAR 09) and health insurance plans (CGPAR 22 and 23) of Eletrobras companies. It also suggested improvements to the terms of reference for hiring consultants to reformulate the governance structure of the foundations and define the best scenario for optimizing the entities.

The meetings with the actuary referred to in item 10.i also contributed to this analysis.

The Committee met with the Chief Executive Officer of Eletros. Similarly, in the meetings held by CAE with the subsidiaries in 1S20, the CEOs of each of the pension entities of the Eletrobras Group companies were invited.

The collective body reiterated the importance of the social security entities to carry out allocations from their asset portfolio in a more balanced fashion, meanwhile adhering to ALM – Asset Liability Management model. Some foundations started to improve the measures necessary to increase investments in variable income and better adherence to the ALM model.

CAE reiterated the need to improve the training of controlled companies to monitor the pension funds they sponsor.

In March 2021, the Committee asked Eletrobras' Management and Sustainability Department to include, in the semiannual management reports of the sponsorship of pension benefit plans, a summary of the main impacts of the Covid-19 pandemic.

In the same month, CAE received report on the evolution of the deficit in the EFPCs plans and the impacts arising from the reduction in interest rates, considering the updated situation of the assets.

xxxvii. **Hiring of "Big Four" Accounting Firms (EY, Deloitte, KPMG and PwC)**

When asked, it was informed about the hiring by the Eletrobras companies and the results of tenders whose winners were "Big Four",

It reiterated to the Board of Directors the collective body's understanding that the Company should carry out medium-term strategic planning to avoid hiring "Big Four" accounting firms for consulting aid, in order to allow a greater degree of competitiveness in future bidding processes for hiring an external auditor.

In January 2021, CAE issued a letter to Eletrobras' Management and Sustainability Department reiterating its concern (originally expressed to the Eletrobras' Board of Directors and management in February 2019) with the recurring hiring of companies that could come to participate in a potential bidding process for external audit of Eletrobras companies – with prejudice to competitiveness in bidding procedures for hiring an independent auditor. In this regard, it reiterated the importance that the Eletrobras companies' Bidding and Contracts Regulation establish their own methodology so that the bidding documents provide for express mechanisms for the exclusion of potential bidders due to potential conflicts of interest or CVM and SEC rules concerning the preservation of independence of current, past and future external audit service providers – at the discretion of CAE.

In January 2021, CAE also proposed to Eletrobras' Board of Directors to entertain recommending to the management of the holding company the adoption of the necessary measures so that the Company is able and prepared to enforce the prerogative established in Article 31-A of the CVM Normative Instruction No. 308/1999, with wording included by CVM Normative Instruction No. 509/2011, which extended the term for hiring independent auditor services to up to ten (10) years, if provided by a legal entity and if there is a Statutory Audit Committee in permanent operation – as a way to improve Eletrobras' strategic situation in the face of potential conflicts that hinder the competitiveness of bidding processes.

xxxviii. **Business and Management Steering Plan (PDNG) – PDNG 21-25 Analysis**

It followed up the status of the works and the main points of attention of the economic-financial planning referring to 2021-2025 PDNG. It advised Eletrobras' Board of Directors regarding the Eletrobras' 2020-2035 Strategic Plan and the Eletrobras' Strategy Execution Monitoring Model.

It analyzed and expressed its opinion on PDNG 21-25, as well as issued qualitative recommendations for adjustments and improvements on the follow-up of investments and projects.

It reiterated the relevance of Eletrobras companies starting to jointly and coordinately create a strategic portfolio of projects for the entire Group, with a view to promoting the search for the best projects and the strategic classification of projects according to their attractiveness and return on capital.

In January 2021, it reiterated to Eletrobras' Financial Department the need for the holding company to work in an integrated liability management process, pointing out procedures and guidelines for optimizing the capital structure of Eletrobras companies, including SPE's.

The Committee also reiterated to the subsidiaries the need for strict abidance by all limits and assumptions set out in 2021-2025 PDNG, especially with regard to CAPEX, meeting the governance flow and the limits set out in the Eletrobras Companies' Authority Scope Regulation.

xxxix. Analysis and Review of Economic-Financial Planning, due to the Covid-19 pandemic – PDNG 20-24 and Results of 2019-2023 PDNG

It advised the Eletrobras' Board of Directors in approving and reviewing the Economic-Financial Planning – PDNG 20-24, with a view to considering analysis and impacts of the effects of the Covid-19 pandemic on the Company's business, cash and workforce, including updating of strategic assumptions and potential revision of CAPEX.

It advised Eletrobras' Board of Directors in the analysis of the results of 2019-2023 PDNG in the 2019 accounting year.

xl. Rescheduling of the Global Expenditure Program - PDG 2020 and 2021 Scheduling of PDG

It followed up the preparation and scheduling of the costing and investment budget for year 2021, and its main guiding premises regarding estimates of revenues and expenses in the preparation of 2021 PDG.

It also advised Eletrobras' Board of Directors on 2020 PDG rescheduling proposal.

It reported to the Eletrobras Board of Directors and reiterated to the Finance Department the need to meet independent budgeting by creating practical mechanisms capable of ensuring the budgetary independence of the areas connected to the Board, with adequate discrimination of lines and items.

xli. Angra 3 – Eletronuclear

It advised Eletrobras' Board of Directors on the granting of Advances for Future Capital Increases – AFAC to make the necessary investments in the context of the plan to accelerate the critical line of the Angra 3 project.

It followed up the evolution of the work to accelerate the critical path of the project, as well as the creation status of the specific compliance program for the Angra 3 project. An updated study of the cost of abandonment and cancellation of the work relating to Angra 3 project was submitted to the Committee, as requested by CAE, breaking down the impacts for both Eletrobras and Eletronuclear.

The Committee expressed concern to Eletronuclear's Board of Directors about the little progress made in the implementation of hedging measures of the Angra 3 project – as recommended by CAE. It reiterated its view about the need for urgent and immediate performance of the project's hedging, as well as the importance of including the cost of the hedge in the cost of the project and attractiveness.

In January 2021, it expressed an opinion to the Eletrobras Board on the lack of resources for contracting civil works for the activities of the Angra 3 Critical Path Acceleration Plan. The Committee also requested that the matter be brought before the holding company's Board of Directors with: (i) the impact of the annual cost of the work stopped compared, above all, with the cost of personnel expenses and maintenance of the work, without taking impairment and non-capitalized interest into account; (ii) the status of implementation of the project's compliance program; and (iii) accountability for funds already disbursed by Eletrobras.

xlii. Corporate Risk of Fuel Unavailability – Angra 1 and 2 – Eletronuclear

It followed up the status of the fuel supply panorama of Angra 1 and 2 plants and requested a specific presentation on the main milestones for the resolution of fuel risk (Angra 1 and 2), with emphasis on the critical dates for refills that are threatened.

In February 2021, in a presentation to CAE, the subsidiary reported the worsening of the corporate risk of unavailability of nuclear fuel to supply the Angra 1 and 2 plants, due to successive reductions in the budget availability of the Nuclear Industries of Brazil – INB.

The Committee thus recommended to the Eletronuclear Board of Directors that the action plans outlined for the resolution of the risk of energy supply and fuel supply security should be carried out with speed, assertiveness and concreteness, including the construction of possible supply alternatives, such as potential fuel import.

The Chairman of the Board of Directors of Eletrobras was also informed by the Committee Coordinator, with a view to the possible adoption of additional measures by the holding company.

xliii. **Shutdowns at Angra 2 and Candiota III Power Plants**

The Committee follows up possible repercussions of the shutdowns at the Angra 2 and Candiota III Power Plants and potential insufficient energy delivery.

It requested the Eletrobras' Generation Department to evaluate the issue and present to the collective body the potential impacts resulting from the Angra 2 and Candiota III shutdowns, including in the financial statements.

xliv. **Energy Trading**

Together with the Strategy, Governance and Sustainability Committee – CEGS, it followed up and commented on the new business model in the electric energy trading segment of the Eletrobras companies.

It recommended qualitative improvements for future improvement regarding the redefinition of the energy trading business model.

xlv. **Demands and Notices of Violation of the ANEEL Regulatory Agent – Generation and Transmission Segments**

It followed up the panorama on the management of inspection actions and details of the assessments made by Aneel to Eletrobras companies in the transmission generation segments, with emphasis on the most relevant notices of violation, from the financial point of view.

CAE was also reported on the main points of attention pertaining to Aneel's inspection on the reprocessing of CDE benefits in the cost of mineral coal and secondary fuels, by means of an account managed by Eletrobras between January 2011 and April 2017.

xlvi. **Inspection by Aneel and CGU Proceeding on Construction of Transmission Line by Subsidiary.**

CAE recommended to Eletrobras' Internal Audit: (1) that the main elements found were surveyed and duly documented; (2) to be in liaison with the responsible areas so that a disciplinary administrative proceeding could be initiated within the scope of Eletrobras, under the coordination of CSI, against the managers of the subsidiary, who would have allegedly approved the potential investment contrary to the governance rule established by Eletrobras, with a view to ascertaining facts and responsibilities. In the Committee's view, it should also be taken into account whether, at the time of approval by the subsidiary, the prospect of return on investment, in its origin, was negative.

xlvii. **HPP Jirau – ESBR – Chesf and Eletrosul**

It received a report from subsidiaries Chesf and Eletrosul on the panorama of Jirau HPP (SPE Energia Sustentável do Brasil S.A. - ESBR), focusing on the most relevant and critical risks and scenarios of the project.

xlviii. Santa Cruz TPP - Furnas

CAE followed up the main points of attention of the physical-financial schedule, start-up, and profitability of the project.

xlix. HNAS - Hospital Nair Alves de Souza – Hospital conducted by CHESF

It followed up the progressive closing of the activities of Hospital Nair Alves de Souza – HNAS, under Chesf's current responsibility, for management and operational costs, with the discharge and full withdrawal by Chesf as of January 01, 2021. CAE requested Chesf to withdraw the subsidiary from this activity, which did not concern its corporate purpose, since October/2018.

l. Preparation of a Formal Succession Plan for Key Positions

It reiterated to Eletrobras and its subsidiaries the need to prepare and implement a formal succession plan for the Company's key and strategic positions, working on the subject even from the perspective of risk.

li. Integrity of AmGT's Tax and Accounting Compliance

It followed up the initiatives aimed at receiving the outstanding debt of Amazonas Energia and the tax assessment of Amazonas GT.

lii. Proceeding Involving KfW Bank x CGTEE (currently CGT-Eletrosul)

It followed up the status of the legal proceedings involving the KfW bank and the study's findings on the possibility of reimbursement against third party.

CAE reiterated the Committee's past position that the Eletrobras Group should express a uniform position to KfW bank, ceasing to do business until the dispute with CGTEE was resolved.

liii. Supply of Mineral Coal to Candiota III Power Plant - CGT-Eletrosul

It followed up the risks associated with the supply of mineral coal to the Candiota III Power Plant.

liv.Tucuruí HPP Concession - Eletronorte

It followed up the main points of attention pertaining to the renewal of the Tucuruí HPP concession.

lv. Eletronet

It followed up and issued opinions, in several meetings, on the evolution of the negotiations and the progress of the imbroglio involving Eletronet and the assigning companies (Furnas, Chesf, Eletrosul and Eletronorte).

It advised the Boards of Directors of Eletrobras, Chesf, Furnas, Eletronorte and CGT-Eletrosul with respect to the proposal to approve the extension of the original final term provided for in the twenty (20) year amendments to the Debt Confession Contracts.

Requested by Eletrobras' Internal Audit, it expressed view in favor of the inclusion, in 2020 PAINT, of specific auditing work to audit, in controlled companies (assignors), the teleprocessing and data contracts and controls with the Transmission Lines - LTs and telecommunication processes involving Eletronet's optical fibers, including the analysis of intermediaries and economic groups of the other contract parties.

lvi. Special Account Rendering - UEE Casa Nova I – Chesf

It monitored the addressing of the claim related to the analysis of possible liability of the Company's managers, in relation to UEE Casa Nova I project, object of Special Account Rending by TCU.

CAE reiterated the need for the management of the subsidiary, together with the holding company, to adopt all the necessary initiatives to ensure the proper assessment of responsibility and the effective application of the consequences policy to the managers, in the light of fiduciary duties and LSA.

lvii. Santo Cristo SHP – CGT-Eletrosul

It advised the Board of Directors of CGT-Eletrosul in the analysis of the possible outbreak of a new bidding process for the sale of goods and the transfer of rights connected to Santo Cristo SHP, also evaluating the hypothesis of requesting the revocation of the respective authorization with Aneel, as raised by Regulatory Agency in Official Letter ANEEL No. 566/2019.

It reiterated the need for greater assertiveness and speed in the immediate start of investigations to ascertain responsibilities pertaining to the acquisition of Small Hydroelectric Power Plants (SHP) projects (Santo Cristo SHP and others).

lviii. Transaction with ABB - HVDC of Madeira – Eletronorte

It expressed an opinion to Eletronorte's Board of Directors on the proposal for the execution of a private transaction instrument by the subsidiary with the company ABB Ltda., after the matter was reintroduced, at the request of CAE. CAE also requested the engagement and involvement of the holding company's Transmission Department in the matter.

lix. Policies and Standards

It expressed its opinion, issued recommendations for improvements, and standardization of the drafts of relevant regulations of the Company – such as: Eletrobras' Articles of Incorporation, Eletrobras' Related Party Transactions Policy (revision), Eletrobras' Financial Hedge Policy, Eletrobras' SPE Divestment System – version 3.0, Revision of the Code of Ethical Conduct and Integrity, Policy for Execution of Court and Out-of-court Settlements of Eletrobras Companies – 1st edition, Authority Scope Regulation for Eletrobras companies, and Dam Safety Policy.

The Committee proposed Eletrobras' Board of Directors to reflect on the pertinence of the Company's management to assess the convenience and timeliness to hire a consulting firm with a view to the most optimized structuring of the company's main documents and reports – such as 20-F Form, Reference Form and Annual Public Policy and Governance Charter – in order to provide, in its next edition cycle, the qualitative rationalization of information and exclusion of unnecessary duplications contained in the said documents.

lx. Authority Scope Policy

It analyzed the proposal for revision of the Authority Scope Policy and issued recommendations for the improvement of such Policy. Currently, the document has normative regulatory status, and no longer Policy.

lxi. 20-F Form

It followed up the preparation of 20-F Form, with suggestions for improvement.

lxii. CVM Governance Report – "Practice or Explain"

The Committee expressed the opinion that it would only analyze the document in the 2020 accounting year if there was a specific request by CEGS itself – which did not occur.

lxiii. Eletrobras Annual Report - accounting year 2019

It advised Eletrobras' Board of Directors in the appraisal of Eletrobras Annual Report – accounting year 2019, focusing on the most material topics covered in the Report.

lxiv. **Annual Public Policy and Governance Charter of Eletrobras – accounting year 2019**

It advised Eletrobras' Board of Directors in the appraisal of Eletrobras Annual Public Policy and Governance Charter - accounting year 2019, making suggestions for improvement.

lxv. **Reference Form – accounting year 2019.**

It advised Eletrobras' Board of Directors regarding the approval of the Reference Form – accounting year 2019.

CAE reiterated its opinion on the need for the Company's management to seek to improve the Reference Form, with a view to providing, in its next edition cycle, a more optimized structuring of the document and a qualitative reduction of unnecessary redundancies, including inserting executive summaries of corporate documents, in order to avoid their full transcription.

lxvi. **2020 Profit-Sharing Proposal/2020 Results and Ascertainment and Payment of PLR 2019**

In advising Eletrobras' Board of Directors, CAE expressed an opinion on the proposal for 2020 PLR and for the assessment and payment of 2019 PLR.

lxvii. **Proposed Adjustment to the Rules and Indicators of the Annual Variable Remuneration Program - 2020 RVA and Assessment and Payment of 2019 RVA**

In advising Eletrobras' Board of Directors, CAE expressed an opinion on the proposed adjustment to the rules and indicators of 2020 RVA, and the ascertainment and payment of 2019 RVA.

lxviii. **CAE Governance**

It followed up the management and monitoring of the demands issued by the Committee (follow-up spreadsheet), the proposal of the collective body's budget for 2021 PDG.

It approved the proposal for the annual schedule of shareholders' meetings for the accounting year 2020 and prepared and submitted the work plan for the accounting year 2020 to Eletrobras' Board of Directors.

It decided to use the point person system, with the aim that each member of the collective body specializes and delves into a specific subsidiary, with a view to: (1) follow up the Board of Directors' agendas of the subsidiaries; (2) focus on quarterly DF's.

The division remained fixed as follows: Mauro Cunha – Furnas; Luís Bassi – Eletronorte; Felipe Dias – Eletronuclear; Daniel Ferreira – Chesf; and Luiz Nannini – CGT-Eletrosul.

In January 2021, CAE urged Eletrobras' Board of Directors to express its view by formalizing the appointment for reinstatement of external member Luís Henrique Bassi Almeida, in order to start the procedures for the integrity and opinion analysis of the Management, People and Eligibility Committee – CGPE. The appointment process was completed and the said external member took office on February 24, 2021

lxix. **Evaluation of Board Advisor and Acting Managers of Internal Audit, General Ombudsman's Office and Complaints Investigation of Holding Company**

It carried out an evaluation of the Board's advisor, the internal auditor, the general ombudsman and the incumbent of the Eletrobras management and investigation of complaints area, as well as an individual feedback meeting with those evaluated.

It reported, to the People Management and Eligibility Committee – CGPE and the Eletrobras' Board of Directors, the possible need to improve, in the organizational culture of the Company, the holding of individual feedback meetings by the evaluating managers with their respective employees.

It reiterated to the Boards of Directors of the subsidiaries the need to take the necessary measures to implement the evaluation of the managers of the areas linked to the respective Board of Directors.

Within the scope of its unified performance, the Committee also held meetings with the companies Eletrobras Furnas, Eletropar, Eletronuclear, Chesf, Eletronorte, AmGT and CGT-Eletrosul, requesting that a panoramic presentation be made of the reality of each subsidiary, including:

i. Investments: initiatives and corporate portfolio of investment projects in the generation and transmission segments, including possible competitive advantages in Lots 1 and 2 of Transmission Auction No. 01/2020.
ii. Performance of maintenance CAPEX: overview of the level of performance of the maintenance index of the transmission segment.
iii. SPE's: Update about economic and financial status and position of the most relevant SPE's.
iv. Risk Management, including risk map, classification, critical risk events, as well as update of dam safety studies.
v. Internal controls; main deficiencies spotted (SOx gaps), status of formalizing of action plans, expectations for remediation, and SOx certification schedule.
vi. Ombudsman's Office and Whistleblowing Management: Liaison with general ombudsmen and focal points in the subsidiaries responsible for investigating and managing complaints.
vii. Internal Audit: PAINT performance status, main findings spotted, most relevant audits. Report with the most relevant audit findings, status of meeting schedules, and effectiveness of action plans.
viii. Accounting closing: main highlights and points of attention of accounting closing.
ix. Overview of legal contingencies, including classifications and assignment of risk (probable, possible and remote).
x. Social Security and Health: meeting with CEOs of EFPCs to follow up pension funds, status of implementation of Mercer's recommendations in pension funds and clarifications to notes and recommendations for improvement made by CAE to audit reports referring to EFPCs - CGPAR 09.
xi. Points of attention of each subsidiary raised by CEO, members of the Board, independent directors, and chairman of the Fiscal Board.
xii. Other relevant information, with high criticality and materiality, according to the reality of each subsidiary.

11. Eletrobras' Officers Remuneration Compliance Report - 2020

In RCAEs 169, held on March 03, 2021, the Committee analyzed the Compliance Report on the remuneration of Eletrobras officers from April 2020 to March 2021, as well as the respective Internal Audit opinion, concluding that the remuneration procedure was appropriate in the said lapse of time, in line with the goals approved at 2020 AGO and with the relevant standards.

12. Monitoring of the Financial Statements Works – accounting year ended December 31, 2019

On March 24 and 27, 2020, RCAE 109 was held, at which time the CAE met for the final review of the Financial Statements and the Management's Annual Report concerning the accounting year ending on December 31, 2019, at which time it recommended the approval by the Board of Directors of the consolidated financial statements of Eletrobras.

13. Follow-up of the Works of Quarterly Information – 1ITR, 2ITR and 3ITR – accounting year ended December 31, 2019

Reports were made to CAE on the quarterly financial statements on the following days:

1ITR - 2020	RCAE
Discussion on key critical points under discussion regarding the closing of 1ITR, including planning, scheduling, meeting with external auditor, and meeting with CF of External Auditor.	• **RCAE 113** | Apr./14 • **RCAE 115** | May/05 • **RCAE 116** | May/12 • **RCAE 117** | May/19 • **RCAE 118** | May/26 • **RCAE 119** | May/28

2ITR - 2020	RCAE
Discussion on key critical points under discussion regarding the closing of 2ITR, including planning, scheduling, meeting with external auditor.	• **RCAE 129** | Jul./28 • **RCAE 130** | Aug./04 • **RCAE 131** | Aug./11 • **RCAE 132** | Aug./12

3ITR - 2020	RCAE
Discussion on key critical points under discussion regarding the closing of 3ITR, including planning, scheduling, meeting with external auditor.	• **RCAE 146** | Oct./22 • **RCAE 147** | Oct./27 • **RCAE 148** | Nov./03 • **RCAE 149**| Nov./10 • **RCAE 150** | Nov./11

The Committee expressed its opinion for authorizing the issuance of Interim Financial Statements of the Company (1ITR, 2ITR and 3ITR), pertaining to the periods ended on March 31, June 30, and September 30, 2020, under the terms approved by the Executive Board.

14. Committee's Opinion on Financial Statements – accounting year ended on December 31, 2020

In compliance with Article 9, Sole Paragraph of Normative Instruction No. 481, dated December 17, 2009, said report also describes the Statutory Audit and Risk Committee's opinion on the financial statements – accounting year of 2020.

Financial Statements - 2020	2021 RCAEs
Discussion on key critical points under discussion regarding the closing of financial statements for the accounting year of 2020, including planning, scheduling, meeting with external auditor, and meeting with CF.	• **RCAE 164** | Feb./02 • **RCAE 165** | Feb./10 • **RCAE 166** | Feb./22 • **RCAE 167** | Feb./26 • **RCAE 168** | Mar./03 • **RCAE 169** | Mar./10 • **RCAE 170** | Mar./18

On March 15 and 18, 2021, RCAE 170 was held. On March 15, in light of the report by the external auditor and Eletrobras' Financial Directorate, it was agreed that the publication of the financial statements - fiscal year 2020 would have its date changed from 15.03.2021 to 19.03.2021, after the closing of the trading session, due to the complexity of additional audit demands arising in the course of the work - which would involve the consolidation of several subsidiaries, participation in associates and special purpose companies.

On March 18, 2021, the Committee met to finally analyze the Financial Statements and the Annual Management Report, related to the fiscal year ended on December 31, 2020, having recommended to the Eletrobras Board of Directors the approval of the Eletrobras consolidated financial statements.

12.1 Conclusion of Opinion Statement

The members of CAE, in the exercise of their assignments and pursuant to Item 5.1, vii of the Committee's Bylaws, reviewed and analyzed the Financial Statements, followed by the draft Report of Independent Auditors and the Management's Annual Report pertaining to the accounting year ending on December 31, 2020 ("Annual Financial Statements of 2020").

Considering all reviews, assessments, and discussions over the meetings and follow-up and supervision efforts carried out by CAE with respect to the closing of financial statements, including the information provided by the Company's management and its Independent Auditors, the Statutory Audit and Risk Committee of Eletrobras companies unanimously deems that all relevant facts are properly stated on the Financial Statements audited, which refer to December 31, 2019, and ultimately recommends that the Board of Directors of Eletrobras approves its issuance.

Rio de Janeiro, March 19, 2021.

MAURO GENTILE RODRIGUES DA CUNHA
Director - Coordinator

DANIEL ALVES FERREIRA
Director – Member

FELIPE VILLELA DIAS
Director – Member

LUIS HENRIQUE BASSI ALMEIDA
Member

LUIZ CARLOS NANNINI
Member